Casey's General Stores, Inc.

2003 Annual Report


CASEY'S
GENERAL STORE
EMPLOYEE RECOGNITION
ALEDO ILLINOIS
PIZZA
PICK UP A PIZZA
WASHINGTON ILLINOIS
PAW PAW ILLINOIS
GROCERY DELIVERY FLEET
BEATRICE NEBRASKA
NORTH PLATTE NEBRASKA
SUPPORT SERVICES WAREHOUSE
BROKEN BOW, NEBRASKA
GO TO
SHAREHOLDERS MEETING
MARYSVILLE KANSAS
RUSSELL KANSAS
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PAOLA KANSAS
PETROLEUM TRANSPORT FLEET
BOONE IOWA
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"Homemade Donuts To Go"
First Introduced At
Grimes Iowa Store
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ASEYOPOLY
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First Introduced At
Waukee, Iowa Store

ON THE MOVE



We're celebrating our thirty-fifth anniversary. In 1968 with conversion of a three-bay garage to a small convenience store in Boone, Iowa, Casey's was founded. Since that date, we have indeed been *On the Move.*

Table of Contents

Today we have nearly 1,300 corporate stores in the smaller towns of nine midwestern states, producing more than $2 billion in sales. We're the twelfth-largest convenience store chain in the United States, second if you don't count stores owned by major oil companies, and we rank 661 on the Fortune 1,000 list. We're known industrywide for our proprietary prepared food program, our historically strong balance sheet, and our vertical integration achieved by running our own distribution center and transportation fleet.

We owe much of our success to Casey's founder and recently retired chairman Donald F. Lamberti, but he'd be the first to tell you to look to the future—not the past. Affirming his confidence in us, he gives this description of his departure: "Put your hand into a bucket of water and pull it out. Where's the hole?"

To mark our thirty-five years in business and to recognize Lamberti's retirement, we commissioned design and production of the game CASEYOPOLY. We know running a successful convenience store chain is serious business. We're using the game's design for the graphic representations in this annual report because they symbolize accomplishing goals and being *On the Move*. The red, yellow, and brown barn topped by a weather vane is the Casey's logo on the game, on that first store, and on all existing stores. We're proud to have sufficient presence to make our logo marketable. CASEYOPOLY will be available for sale in our stores this coming September. We invite you to purchase a game and own a little piece of our history. We invite you to read this report to learn of our accomplishments in fiscal 2003 and those planned for fiscal 2004 and beyond. We invite you to be *On the Move* with Casey's.


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CASEY'S
NET INCOME
2003
$39.5
2002
$31.7
2001
$35.0
2000
$39.4
1999
$40.2
(in millions)


CASEY'S
EARNINGS PER SHARE
2003
$0.80
2002
$0.64
2001
$0.71
2000
$0.76
1999
$0.76
(in dollars)

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	2003	2002	Percent Change
Total revenue	**$2,158,057**	$2,035,285	+ 6.0%
Cash flow from operations	**103,914**	83,090	+ 24.3
Net income	**39,536**	31,745	+ 24.5
Earnings per common share (basic)	**0.80**	0.64	+ 25.0
Earnings per common share (diluted)	**0.80**	0.64	+ 25.0
Shareholders of record	**2,986**	3,045	- 1.9
Employees (full and part-time)	**14,388**	14,548	- 1.1
Number of corporate stores	**1,290**	1,258	+ 2.5

Certain statements in this report, including any discussion of management expectations for future periods, constitute "foward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. As discussed in more detail on page 24, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from future results expressed or implied by those statements. Casey's disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, further events, or otherwise.


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START



Nothing better expresses Casey's momentum at the start of fiscal 2004 than the theme of this annual report. We are *On the Move,* and we're moving in the right direction. Fiscal 2003's growth in gross profit outpaced growth in expenses, and we reported the highest annual earnings per share in our history.



Corporate focus on gross profit led to advancements in every critical aspect of our operations, created stronger alignments, and put into play strategies and tools that will contribute to profitable growth in future years. Among our most notable achievements was progress on the technology initiatives that comprised four of our seven performance goals for fiscal 2003.

We said we would have pay at the pump at virtually all stores and be scanning cigarettes in every store with pay at the pump. Further, we planned to introduce full point of sale in a number of stores and have nearly universal real-time satellite communication.

As of April 30, rollout of the first two initiatives was nearly complete: pay at the pump was installed at 920 sites, and all of those stores were scanning tobacco products. We had full point-of-sale capability in 101 stores, putting us well ahead of our projection, and real-time satellite communication was up and running in 280 stores.

There were some initial difficulties with satellite communication installations, but the system will be operational in 1,100 stores by calendar year-end.

Two of the remaining goals focused directly on store results: improve gasoline gross profit by balancing growth in gallons sold and average margin per gallon and grow gross profit inside our stores by increasing same-store inside sales 4-5% and improving the average margin on all insides sales 100 basis points. We achieved double-digit gross profit improvement at the pumps and inside our stores.

Perhaps most satisfying was our improved gasoline performance. Gallons sold were flat, but gross profit was up 12.2%. Though no one in our industry can be totally insulated from market pressures, our profit improvement evidences the wisdom of managing our gasoline business proactively.

Same-store inside sales were up only slightly, but inside sales overall were up nearly 5%. Gross profit on inside sales was up 10%, and the gross margin improvement was well above the 100 basis-point target. The pricing accuracy and inventory efficiencies that came with the ability to scan tobacco products were important contributors.

The final goal was to add 40 more corporate stores, primarily through acquisition of franchise and competitor stores. We added 32 and expect to increase our fiscal year-end total of 1,290 by closing negotiations for the purchase of several more franchise stores within the next few months.

Our goals for fiscal 2004 signal key strategies for sustaining our momentum:

- Execute the technology initiatives with emphasis on full point of sale.
- Increase gasoline gross profit by fine-tuning mechanisms for balancing gallons sold and average margin per gallon.
- Raise gross profit on inside sales by using point-of-sale data to build customer appeal and manage margins.
- Continue rewarding store managers for profitable store performance.
- Use Casey's excellent financial position to take advantage of business opportunities.
- Be more aggressive in acquiring stores.

Casey's begins the new fiscal year with the enviable advantage of flexibility—we can pursue opportunities wherever we find them. I give a great deal of credit for our good fortune to the vision and leadership of Don Lamberti.

Among the legacies of his thirty-five years is an outstanding management team that is determined to enhance customer service, create efficiencies, and make data-driven decisions. They will know how to spot the opportunities that present themselves in the coming months, and they will find ways to capitalize on them. This team is already at work to deliver another record year in fiscal 2004.

Ronald M. Lamb
Chairman & CEO


BY SHAREHOLDERS MEETING
PROXY
SEDALIA, MISSOURI
STOVER, MISSOURI
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PIZZA
LA MONTE, MISSOURI

EXECUTE TECHNOLOGY INITIATIVES



You already know we had four fiscal 2003 goals related to technology initiatives: have pay at the pump and be scanning cigarettes in virtually all stores, have full point-of-sale capability in a number of stores, and have real-time satellite communication with nearly all stores.



TECHNOLOGY

(number of locations)

	2003	2002	2001	2000
Pay at the pump	**920**	467	116	0
Cigarette scanning	**920**	322	0	0
Full point of sale	**101**	0	0	0
Satellite communication	**280**	0	0	0

PAY AT THE PUMP AND CIGARETTE SCANNING

Strategically, the first two initiatives are behind us. Lamb said in his message to shareholders that at year-end we had 920 stores with pay at the pump and tobacco scanning. You may be thinking that 920 out of 1,290 corporate stores doesn't equate to *virtually all*, but in practical terms it does. Of the 370 stores remaining, half are small stores with low credit card usage; the other half will have pay at the pump along with point of sale by the end of the calendar year. In other words, the continuation of the two initiatives is now operational.

POINT OF SALE

We have two emphases for fiscal 2004: get point of sale up and running in more stores and make more use of the data the system provides. At the end of fiscal 2003, we had point of sale in 101 stores scanning not only tobacco products but also newspapers, seasonal and specialty items, phone cards, and beverages. We also added touch screens to record prepared food & fountain sales. The combination allowed the stores to track approximately 75% of inside sales. With every system we installed, we gained incremental benefits in accuracy and efficiency.


Pay licensing fees of $150.

We expect to have at least 400 stores on point of sale by April 30, 2004. The more we add, the more benefits we'll gain—the possibilities are endless.

In last year's annual report, Vice President of Information Systems Brad Heyer said, "There is no *there* when it comes to getting *there* through technology." This year he said, "We could go faster if technology were the only issue. It's more complex than that; we need price books, marketing involvement, data management protocols, etc., etc. There are bound to be some growing pains."

We started with meeting the needs of store personnel who use the system and the information it generates. We trained them, we gave them immediate access to help-desk representatives, and we assisted them in using the data to make sound merchandising decisions. People have come a long way from saying "this will never work" to "why can't I have it in my store?"

Area supervisors, district managers, regional managers, home office staff, and senior management also need help with analyzing data. Mike Richardson, Vice President of Marketing, heads that task. "My responsibility," he said, "is to lead and then coordinate the effort to identify what information is needed where, when, and in what format. The guiding principle is don't give information the receiver can't do anything about and give all information that's useful."

SATELLITE COMMUNICATION

As reported at the end of the first quarter, we have contracted for satellite installations in 1,100 stores. At the close of the fiscal year, there were 280 in operation. Heyer explained the discrepancy: "I thought we could accomplish the installations at a much faster rate. Due to the time it took to confirm the terms of the contract and perform the needed testing, we did not begin the installations until January of 2003." All 1,100 we contracted for will be connected no later than December 31, 2003, and we're hopeful that all corporate stores will be on the Intranet by April 30, 2004.

We're first using the real-time communication feature to run credit checks. Speed is of the essence in both installation and operation. We can install the satellite at 10:00 p.m. on a given day and have the credit check operational the next day with no bottlenecks. As with point of sale, the benefits of real-time satellite communication will grow with the number of stores using the technology.

In the pages immediately following, you'll learn more about the potential contributions of the technology initiatives to our three business categories: gasoline, grocery & other merchandise, and prepared food & fountain.


WINNER, SOUTH DAKOTA
COST $150
YANKTON, SOUTH DAKOTA
GROCERY WAREHOUSE
COST $175
N. SIOUX CITY, SOUTH DAKOTA
BALLOTS
SHAREHOLDERS' MEETING
PROXY
BY

INCREASE GASOLINE GROSS PROFIT



Gasoline is our core business. It's what brings traffic to our stores and gives us the opportunity to build inside sales. The challenge is achieving steady increases in gross profit in an industry defined by volatile wholesale prices and intense competition.

We can't alter the environment, but we are continually working to improve our performance within it. We believe success lies in growing gross profit by sustaining a balance between growth in gallons sold and the average margin earned on those gallons.

Fiscal 2003 results support our reasoning. After an extraordinary increase in the previous year, volume held fairly steady—rising to 934 million gallons from 927.5 million gallons—and the average margin grew a little more than a penny to 10.9 cents. The story lies in the comparative increases in gross profit: up only $500,000 in fiscal 2002 and up more than $11 million for the year just ended. Some of the credit goes to general market conditions, but more goes to our increasingly proactive approach.

Being proactive means managing every component of our gasoline business that can be managed. There are three essentials: buying product, delivering it, and selling it.

EFFICIENT BUYING AND DELIVERY

We took steps to make our buying process more efficient in fiscal 2003 and will be doing even more by the end of the next fiscal year. A satellite communication system that can give us instantaneous inventory information will help us gain more from supplier discounts, day deals, e-commerce, and risk management opportunities.

Vice President of Transportation Sam Billmeyer emphasized both the value of having a real-time satellite communication system and the necessity of being patient when it comes to results: "There is more to this initiative than the satellites themselves. We're creating an entire system for managing our gasoline inventory, a system that will integrate the purchasing, dispatch, and transportation of all loads delivered on Casey's tankers. We won't know the ultimate impact until the whole system is operational, but it could be huge."


CASEY'S GENERAL STORES, INC.
PETROLEUM TRANSPORT FLEET
$25 RENT
$50 with 2 Fleets
$100 with 3 Fleets
$200 with 4 Fleets

We deliver roughly 75% of our own gas, the optimum percentage for efficient scheduling. We own 53 transports and have 105 drivers in 27 locations pulling out of over 60 terminals across our marketing territory. In an operation of this magnitude, efficiency gains always count.

When the new dispatch system permits direct, instantaneous communication among the trucks, the stores, and corporate headquarters, we will move to a haul and call program. Each driver will receive one load at a time, allowing us to prioritize each store at the last possible moment and optimize the inventory quantity at store level. This new capability will save us approximately $300,000 in the first year by eliminating no fits (a transport having more gas on board than a store's tanks will hold). It will also reduce outs (a store running out of a type of gas before scheduled delivery).

"The cost of no fits is quantifiable, but outs are opportunity losses," said Senior Vice President Terry



GASOLINE

	2003	2002	2001	2000
Gallons (millions)	**934**	928	800	783
Margin per gallon	**10.9¢**	9.8¢	11.3¢	10.2¢
Gross profit (millions)	**$102.0**	$90.9	$90.4	$80.1

Handley. "We think we outperform the industry in minimizing these delivery problems, but the new system will let us do even better."

EFFECTIVE SALES MANAGEMENT

Backed by a strong support team, our store managers have the front-line responsibility for sales. In fiscal 2003, managers of 500 stores had the advantage of auto-ordering to help them make sure their sites always had the gasoline they needed. By the end of fiscal 2004, the number of sites with auto-order will increase to at least 1,100.

Area supervisors help store managers identify the competition in their local markets, but it is the store managers' responsibility to see that gasoline is priced accordingly. In addition to its many other benefits, our new communication system will allow closer monitoring of retail price changes at each store site.

"Store managers are being rewarded on the basis of both gasoline volume and margin, as well they should be," said Handley. "Pricing with the competition requires unfailing attention to local market activity, and only store managers can provide that attention. Gross profit improvement ultimately comes store by store and manager by manager."

More traffic is the surest path to more business, and convenience is key to drawing more customers to our pumps. Pay at the pump is a service people have come to expect, and we offer it at most of our sites. Where it's been installed, gallons sold and inside sales have increased. We're looking for other cost-effective ways to encourage more consumers to stop by the nearest Casey's to fill their tanks. "Buy our gas, step inside our store, and you'll develop the Casey's habit"—the formula has been working for thirty-five years.


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BRAINERD, MINNESOTA
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RAISE INSIDE SALES PROFIT

We were pleased with our fiscal 2003 gross profit and gross margin increases on inside sales. The grocery & other merchandise gross profit was up more than 8%, and the gross margin was up to 31.5% from 30.3%.



SALES

(dollars in millions)

	2003	2002	2001	2000
Gasoline	1,290	1,191	1,163	934
Grocery & other merchandise	656	629	533	491
Prepared food & fountain	169	159	141	125



SAME-STORE SALES

(percent)

	2003	2002	2001	2000
Gasoline gallons	-3.0	9.2	-5.6	3.5
Grocery & other merchandise	0.2	11.7	-0.6	14.5
Prepared food & fountain	1.1	8.3	2.9	-0.1

The prepared food & fountain gross profit was up nearly 14%, and the average margin was up to 59.4% from 55.4%. In total, gross profit on inside sales was up more than 10% and the gross margin was 37.2%.

It's an ambitious goal to raise the gross profit on inside sales again. "We believe we can do it because we'll be learning so much more about our customers from point-of-sale data, enabling us to do a better job of matching products to customers in a given store, a given local area, a given geographical region and of setting a store to its market," said Handley.

GROCERY & OTHER MERCHANDISE

Scanning cigarettes has already given us greater accuracy and efficiency at the store level, and we know the best product mix for a site. At the corporate level, we've gained better information for negotiating with tobacco companies and better control of inventory. We expect to have even more alignment efficiencies in fiscal 2004.

Richardson gave a lot of credit for our fiscal 2003 results to sales of seasonal and specialty products, referred to as ins and outs, and said, "We've just scratched the surface. Look for us to pay more attention to holidays and key events and to create themes throughout our stores to give us a fresh look on a monthly basis. For example, CASEYOPOLY will be the theme of the month in September."

We're doing category management of ins and outs, knowing they require precision timing to have the right products in the right stores at the right time. We're developing the capacity to run specialty products through our distribution center, a practice that may be unique to Casey's and that will give us more merchandise management alternatives.

Point of sale offers many long-term advantages for the grocery & other merchandise category. It gives us



MARGIN

	2003	2002	2001	2000
Grocery & other merchandise	**0.315**	0.303	0.324	0.310
Prepared food & fountain	**0.594**	0.554	0.563	0.567
Total inside margin	**0.372**	0.354	0.374	0.362

inventory control by confirming store invoice costs at time of product check-in and preventing out-of-stocks and overstocks. It reduces the time needed to create and verify warehouse orders. Data can be used to set price zones for cigarettes, pop, and beer. Category managers can run merchandise models to identify profitability of items according to costs and sales prices.

PREPARED FOOD & FOUNTAIN

The improvement in the prepared food & fountain average margin to 59.4% was due to buying forward to lower the wholesale cost of cheese, obtaining other products at decreased costs, making price adjustments, introducing new food items, and reducing stales. Darryl Bacon, Vice President of Food Services, stated, "I don't expect the fiscal 2004 margin to be as good as 2003's due to anticipated price increases for cheese and supply items, but I'm optimistic we can come close if we keep making progress on controlling stales."

The big success stories of fiscal 2003 were the continuing popularity of our breakfast pizza, now offered in 83% of our stores; the introduction of sub sandwiches and mini cinnamon rolls; and additions to our flavored doughnut line.

We're constantly testing new products. On the horizon for fiscal 2004 are breadsticks as a permanent menu item, flavored creamers to accompany our coffee, 100% Colombian coffee to expand choices, popcorn chicken as an addition to our tenders, French toast sticks for another breakfast item, and hot dogs as a seasonal offering. To draw more customers, we're updating the food and fountain area in many of our stores.

Promotion of our prepared foods is always important. We recently sponsored a pizza-eating contest for charity in conjunction with the Iowa Beef Council and partnered with high school booster clubs to raise funds. We're currently bidding to provide pizza at a major university's athletic events.

When asked how point of sale will benefit the prepared food & fountain category, Bacon replied, "We will be able to determine what foods do and don't sell well in specific areas. This information will enable us to have different menu choices in different locations, combine products more profitably, and cut down on stales."

Further execution of the technology initiatives will have some major benefits for all inside sales. The ability to use real-time satellite communication to process credit card transactions and verify checks internally holds the potential of enormous savings. We can train more effectively and at less cost by providing curriculum on the Intranet. Printing a brief survey on the point-of-sale system will give us a means of polling our customers about their product and service preferences. Good analysis of data will allow store managers to align employee scheduling with customer traffic patterns.

REWARD STORE MANAGERS



As Casey's corporate leader, Lamb believes the only way to manage is to set goals that focus on the critical tasks of an organization and hold people accountable for performance. He views accountability as a powerful agent for change if positive behaviors are rewarded and the proper supports are in place.

Handley cited the store manager compensation program launched in August of 2002 as exemplifying these principles and demonstrating the management team's collaboration on critical corporate tasks: "Bill Walljasper, Vice President of Human Resources, put together the final package, but we all were involved because we all realize we can't improve gross profit without the help of Casey's store managers."


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COMPENSATION

The new store manager compensation program is expense-neutral and has two components—salary and bonus. We raised the base salary to acknowledge the importance of the position and to attract candidates with higher entry skills. The bonus portion rewards store managers for increasing gasoline and inside sales, controlling store operation expenses, and meeting gross profit targets.

SUPPORT

Along with the compensation program, we instituted a new evaluation system that makes support personnel directly accountable for store manager development. "Now," said Walljasper, "compensation and evaluation are working together to drive behaviors that are aligned with corporate goals.

The combination should not only improve performance but also help us continue to reduce store manager turnover, which was down slightly in fiscal 2003. If compensation goes up, it will be for the best of reasons."

Development of store managers has become increasingly important as their job has become more complex. In fiscal 2004, a priority will be mastering point of sale as a store management tool.

Point of sale will shorten the time it takes to stock warehouse shipments, provide quick access to sales and margin information, and streamline inventory control—but store managers must learn how to get the most from its capabilities. District managers and area supervisors have been training in the field as point of sale is rolled out to make sure store managers can immediately begin using the data it provides. By year-end at least 400 stores will have point of sale, and the managers of those stores will know how to use it to help them meet gross profit targets.


CASEY'S

GROSS PROFIT

(in millions)

	2003	2002	2001	2000
Gasoline	102.0	90.9	90.4	80.1
Grocery & other merchandise	206.4	190.6	172.6	152.1
Prepared food & fountain	100.5	88.4	79.3	71.1

The real-time satellite system and the Intranet communication it allows will be another plus for store managers. No longer will they have to wait for area supervisors to train them on specific skills—they'll have instant access to multimedia training modules on line that are organized by topic and streamlined for efficient learning. The same system can give step-by-step training to store employees on pizza-making, equipment maintenance, customer relations, and other subjects.

Technological advances will give store managers the opportunity to be more sophisticated operators who are better able to promote sales, manage margins, and control expenses. Our area supervisors and district managers are prepared to help them develop the analytical skills they'll need to take advantage of that opportunity.

OUTLOOK

Handley shared this optimistic forecast: "With a manager compensation program that helps with recruiting and rewards positive behaviors, an evaluation system that ensures accountability for store manager development, and technology that improves efficiency and augments training with alternatives never before available, we have every reason to believe we can achieve the intended outcome—better performance from every Casey's store."


BROKEN BOW, NEBRASKA
SUPPORT SERVICES WAREHOUSE
NORTH PLATTE, NEBRASKA
BEATRICE, NEBRASKA
GROCERY DELIVERY FLEET

USE FINANCIAL POSITION

For fiscal 2003, overall gross profit was up 10.2%, operating expenses grew just 8.2%, and we achieved record earnings of $0.80 per share. Our good fortune wasn't due to luck but was a result of careful planning and disciplined execution of the plan.


DIVIDENDS PER SHARE
2003 $0.100
2002 $0.085
2001 $0.075
2000 $0.060
(dollars)

"As CFO and investor relations contact," said Jim Shaffer, "I applaud those in operations who were responsible for the improved gasoline performance, the above-goal gross margin on inside sales, the emphasis on store acquisition rather than construction, and the implementation of the new compensation plan for store managers. All were major contributors to the gross profit increase and the control of operating expenses that gave me a strong message to share with investors."

INCREASED DIVIDEND

The Board of Directors acted on its confidence in Casey's business plan, cash flow from operations, and low debt level and responded to shareholder interests by increasing the quarterly dividend to $0.035 from $0.025. It will be payable August 15, 2003 to shareholders of record on August 1, 2003.


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CAPITAL STRUCTURE

(in millions)

	2003	2002	2001	2000	1999
Equity	**404.2**	369.2	340.5	308.8	301.9
Long-term debt	**162.4**	173.8	183.1	112.9	122.5



NUMBER OF STORES

	2003	2002	2001	2000	1999
Corporate stores	**1,290**	1,258	1,191	1,119	1,022
Franchise stores	**55**	76	95	127	161
Total stores	**1,345**	1,334	1,286	1,246	1,183

STRONG BALANCE SHEET

We take pride in being a model of financial performance, a company known for its strong balance sheet. In fiscal 2003 we reduced our long-term debt by $11.4 million to $162.4 million from $173.8 million at the end of fiscal 2002, giving us a debt-to-capital ratio of 29%. Less than three years ago, the ratio was 37%. We didn't have any exotic leasing, and we kept to the guideline of owning most of our property and remodeling, updating, and replacing stores according to established timelines.

FISCAL 2004 EXPECTATIONS

We expect cash flow from fiscal 2004 operations to cover dividends and principal payments and provide funds to take advantage of opportunities. The capital expenditure budget includes approximately $70 million that we'll use to build new stores, replace or remodel others, meet the equipment needs of the technology initiatives, and purchase some franchise and competitor stores.

Shaffer advocated the purchase of competitor stores from a financial point of view: "I believe the current expansion plan will improve our return on capital. We have shown that acquiring stores makes sense from an operations standpoint. Our strong balance sheet, excellent cash flow, and unused lines of bank credit make a more aggressive acquisition program affordable."

BE ACQUISITION AGGRESSIVE



During fiscal 2003 we added 32 corporate stores, bringing the total to 1,290. We built 15 stores, bought 21 franchise stores, and acquired 2 competitor stores.


CASEY'S

We purposefully slowed construction of new stores to give us the capital to fund the technology initiatives, the franchise purchases, and the updating of older stores. We'll continue to limit construction in fiscal 2004. Our goal is to build 15 stores.

We'll probably buy another 20-25 franchise stores in fiscal 2004. Our franchise purchase program has been successful because we use a fair valuation model of targets and rely on our ability to operate stores more profitably due to our critical mass and vertical integration.


GROCERY WAREHOUSE
RENT = 4 times amount shown on dice
10 times amount shown on dice


STORE LOCATIONS
84
34
15
319
58
356
56
103
265

Remodeling and replacing a number of stores every year are givens in our development plan. There were 62 major remodels on the list for fiscal 2003; 50 have been completed, and 12 are in progress. Major remodels were mostly for gasoline service: putting in new pumps, concrete, and canopies and installing pay at the pump along with scanning. The average cost was about $110,000 per store; inside remodels were much less. We estimate doing 30-40 remodels in fiscal 2004.

We scheduled 11 store replacements for fiscal 2003 and completed 9. The remaining 2 were finished in the month following year-end. In fiscal 2004, the total replacements will be close to 20. Store replacements bring an excellent return on investment because a brand new site improves on an already established business.

Our acquisition of competitor stores so far has been a passive program. In fiscal 2004, we'll go after the stores we want instead of waiting for offers to come to us. Just as we developed a valuation model for franchise purchases, we have one for competitor acquisitions, and we've identified some possibilities.

There are many midwestern towns with populations under 5,000 that don't have a Casey's corporate store. We'll take a look at those markets and expect to find independents and small chains that meet our specifications.

"There are new strengths at corporate headquarters that give us advantages for aggressively pursuing acquisitions in our marketing territory," said COO Bob Myers. "We are reorganized to combine advertising and marketing, to do more category management, and to enhance communication channels among all departments. The expanded truck parking area and the new site for information systems backup and additional storage put us about ten years out in terms of distribution facility needs."

Casey's General Stores, Inc. is well-positioned:

- We just completed a successful year with record earnings.
- We have a quality management team.
- We have a disciplined approach to operations.
- We have a strong balance sheet and access to low-cost capital.
- We have demonstrated the ability to convert stores to our business model.
- We have the infrastructure to serve more stores.
- We have the willingness to pursue opportunities and the flexibility to go wherever they lead us.

Myers concluded, "Momentum plus critical mass equals synergy for growth. We'll be *On the Move* again in fiscal 2004."


BROADWAY
DAY CARE EXPENSE
PAY $75
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PETROLEUM TRANSPORT FLEET

MANAGEMENT TEAM


CASEY'S TEAM
7
13
8
14
3
6
10
4
12
11
2
5
1
9

1 Ronald M. Lamb
Chairman & CEO

2 Robert J. Myers
Chief Operating Officer

3 John G. Harmon
Secretary–Treasurer

4 Jamie H. Shaffer
Vice President & CFO

5 Terry W. Handley
Senior Vice President

6 Darryl F. Bacon
Vice President—Food Services

7 Sam J. Billmeyer
Vice President—Transportation

8 Hal D. Brown
Vice President—Support Services

9 Bradley G. Heyer
Vice President—Information Systems

10 Eli J. Wirtz
Corporate Counsel

11 Cleo R. Kuhns
Vice President—Real
Estate–Store Development

12 Michael R. Richardson
Vice President—Marketing

13 William J. Walljasper
Vice President—Human Resources

14 Russell D. Sukut
Assistant Treasurer

FINANCIAL INFORMATION


CASEY'S
GENERAL STORE

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF INCOME DATA

Years ended April 30,	**2003**	2002	2001	2000	1999
Net sales	**$2,155,606**	$ 2,032,226	$ 1,904,899	$ 1,631,158	$ 1,236,531
Franchise revenue	**2,451**	3,059	3,767	5,268	5,433
	2,158,057	2,035,285	1,908,666	1,636,426	1,241,964
Cost of goods sold	**$1,743,971**	$ 1,658,511	$ 1,558,147	$ 1,320,372	$ 961,192
Operating expenses	**290,801**	268,766	241,444	205,777	175,419
Depreciation and amortization	**47,299**	44,702	41,492	38,208	33,941
Interest, net	**13,030**	12,756	11,998	9,254	7,034
Income before income taxes	**$ 62,956**	$ 50,550	$ 55,585	$ 62,815	$ 64,378
Provision for income taxes	**23,420**	18,805	20,584	23,367	24,141
Net income	**$ 39,536**	$ 31,745	$ 35,001	$ 39,448	$ 40,237
Net income per share—basic	**$ .80**	$ .64	$ 0.71	$ 0.76	$ 0.76
Net income per share—diluted	**$ .80**	$ .64	$ 0.71	$ 0.76	$ 0.76
Weighted average number of common shares outstanding —basic	**49,643**	46,553	49,475	51,915	52,665
Weighted average number of common shares outstanding —diluted	**49,720**	46,692	49,625	52,091	52,931
Dividends paid per common share	**$ .10**	$ 0.085	$ 0.075	$ 0.06	$ 0.06

BALANCE SHEET DATA

As of April 30,	**2003**	2002	2001	2000	1999
Current assets	**$ 116,874**	$ 97,619	$ 106,893	$ 75,061	$ 70,207
Total assets	**775,325**	735,255	693,484	623,565	562,860
Current liabilities	**117,338**	112,073	102,041	140,651	83,819
Long-term debt	**162,394**	173,797	183,107	112,896	122,513
Shareholders' equity	**404,238**	369,219	340,476	308,762	301,868

(IN THOUSANDS)

The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores.

COMPANY NET SALES AND GROSS PROFITS

Years ended April 30,	2003	2002	2001
Net sales (1)			
Retail sales			
Inside	**$ 825,206**	$ 788,060	$ 673,494
Gasoline	**1,290,094**	1,191,157	1,163,026
	$2,115,300	$ 1,979,217	$ 1,836,520
Wholesale sales			
Inside	**$ 21,940**	$ 28,046	$ 32,910
Gasoline	**16,578**	22,373	32,593
	$ 38,518	$ 50,419	$ 65,503
Gross profits (2)			
Retail sales			
Inside	**$ 306,960**	$ 278,970	$ 251,878
Gasoline	**102,030**	90,911	90,447
	$ 408,990	$ 369,881	$ 342,325
Wholesale sales			
Inside	**$ 521**	$ 972	$ 1,261
Gasoline	**639**	613	1,065
	$ 1,160	$ 1,585	$ 2,326

SAME-STORE COMPARISONS (3)

Years ended April 30,	2003	2002	2001
Corporate stores			
Average retail sales	**$ 1,659**	$ 1,618	$ 1,590
Average retail inside sales	**648**	646	584
Average gross profit on inside items	**239**	228	218
Average retail sales of gasoline	**1,011**	972	1,007
Average gross profit on gasoline (4)	**74**	69	81
Average operating income (5)	**82**	75	88
Average number of gallons sold	**732**	755	692
Franchise stores			
Average franchise revenue (6)	**$ 34**	$ 35	$ 35

(1) Net sales exclude franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

(2) Gross profits represent net sales less costs of goods sold. Gross profit is given before charge for depreciation and amortization.

(3) Same-store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(4) Retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be adversely affected by factors beyond the control of the Company, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on the Company's earnings.

(5) Average operating income represents retail sales less cost of goods sold, including cost of merchandise, financing costs, and operating expenses attributable to a particular store; it excludes federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(6) Average franchise revenue includes a royalty fee equal to 3% of gross receipts derived from store sales of nongasoline items, a royalty fee of $0.018 per gallon on gasoline sales, and sign and façade rental fees.

Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by corporate stores and wholesale sales of certain merchandise and gasoline to franchise stores. The Company also generates revenues from continuing monthly royalties based on sales by franchise stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable for its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its third or fourth year of operation.

FISCAL 2003 COMPARED WITH FISCAL 2002

Net sales for fiscal 2003 increased 6.1% to $2,155,606, primarily due to a 7.6% increase in gas prices and the net addition of 32 corporate stores. Retail gasoline sales for the fiscal year were $1,290,094, an increase of 8.3%, and gallons sold increased .7% to 934 million. Retail sales of grocery & other merchandise increased 4.7% to $825.2 million.

Cost of goods sold as a percentage of sales was 80.9% for fiscal 2003 compared with 81.6% for the prior year. The decrease was caused by an increase in gas margin to 7.9% of sales in fiscal 2003 from 7.6% in fiscal 2002. The grocery & other merchandise margin increased to 31.5% from 30.3%, primarily attributed to the scanning of tobacco products. The prepared food & fountain margin increased to 59.4% in fiscal 2003 from 55.4% the prior year. The improvement was due to buying forward to lower the wholesale cost of cheese, obtaining other products at decreased costs, making price adjustments, introducing new food items, and reducing stales.

Operating expenses increased 8.2% in fiscal 2003, driven by higher insurance costs, increased bank fees resulting from customers' greater use of credit cards, and the larger number of corporate stores. These factors also increased the operating expense ratio to 13.5% of sales in fiscal 2003 from 13.2% the prior year.

Net income increased to $39,536 in fiscal 2003 from $31,745 in fiscal 2002. The increase resulted from the combination of higher gasoline and grocery & other merchandise margins.

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for fiscal 2002 increased only 6.7% to $2,032,226, primarily due to a 15.4% decrease in gas prices and the net addition of 67 corporate stores. Retail gasoline sales for the fiscal year were $1,191,157, an increase of 2.4%, and gallons sold increased 15.9% to 927.5 million. Retail sales of grocery & other merchandise increased 17% to $788.1 million.

Cost of goods sold as a percentage of sales was 81.6% for fiscal 2002 compared with 81.8% for the prior year. The slight decrease was caused by the grocery & other merchandise category having a greater percentage of the total gross profit as the gas margin decreased to 7.6% in fiscal 2002 from 7.8% in fiscal 2001 and the grocery & other merchandise margin decreased to 30.3% in fiscal 2002 from 32.4% in fiscal 2001. The prepared food & fountain gross profit margin decreased to 55.4% in fiscal 2002 from 56.3% in the prior year.

Operating expenses increased 11.3% in fiscal 2002, driven by higher insurance costs, by increased bank fees resulting from customers' greater use of credit cards, and by the larger number of corporate stores. Lower gasoline prices increased the operating expense ratio to 13.2% of sales in fiscal 2002 from 12.7% the prior year.

Net income decreased to $31,745 in fiscal 2002 from $35,001 in fiscal 2001. The decrease was the result of the combination of lower gasoline and grocery & other merchandise margins and higher expenses.

Inventories increased $8,726 due to the increase in cigarette inventories of approximately $3,000, the addition of approximately $2,500 of novelty items in the store reset, the reduction of the LIFO reserve by $3,280, and the net addition of 67 corporate stores. These increases were partially offset by a reduction of approximately $2,400 of gasoline inventories.

Short-term investments decreased $18,215 as certain investments matured. The proceeds were used for capital expenditures throughout the fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory—Inventories are stated at the lower of cost or market. For substantially all Company inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the first-in, first-out (FIFO) cost inventory method for warehouse inventories and the retail inventory method (RIM) for store inventories. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates, which could affect the ending inventory valuation at cost and the resulting gross margins.

Long-lived Assets—The Company periodically monitors under-performing stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from professional appraisals, offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis.

Self-insurance—The Company is primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the time frame of development, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted.

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2003, the Company's ratio of current assets to current liabilities was 1 to 1. Management believes the Company's current $35,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased 25.1% to $103,914 during the year ended April 30, 2003, primarily as a result of an increase in net income and a reduction in income taxes receivable. Cash flows used in investing decreased during fiscal 2003 primarily because fewer stores were built. Cash used in financing increased during fiscal 2003 primarily due to the net activity of short-term debt. During fiscal 2003 the Company expended approximately $63,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates approximately $70,000 in capital expenditures for fiscal 2004, primarily from existing cash and funds generated by operations.

As of April 30, 2003, the Company had long-term debt of $162,394 consisting of $2,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $45,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $80,000 of 7.89% senior notes, $4,903 of mortgage notes payable, and $241 of capital lease obligations.

Interest on the 7.70% senior notes is payable on the 15th day of each month. Principal of the 7.70% senior notes matures in 40 quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% senior notes in whole or in part at any time in an amount not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated February 1, 1993 between the Company and the purchaser of the 7.70% senior notes.

Interest on the 7.38% senior notes is payable on the 28th day of each June and December. Principal of the 7.38% senior notes matures in 21 semi-annual installments beginning December 28, 2010. The Company may prepay the 7.38% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% senior notes.

Interest on the 6.55% senior notes is payable on the 18th day of each March, June, September, and December. Principal of the 6.55% senior notes matures in 5 annual installments beginning December 18, 1999. The Company may prepay the 6.55% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1997 between the Company and the purchaser of the 6.55% senior notes.

The table below presents significant contractual obligations, including interest, of the Company at April 30, 2003:
(DOLLARS IN THOUSANDS)

	2004	2005	2006	2007	2008	Thereafter	Total
Senior notes	$ 20,162	$ 33,844	$ 25,049	$ 23,887	$ 23,725	$ 118,127	$ 244,794
Mortgage notes	12,063	2,484	2,468	173	125	100	17,413
Capital lease obligations	851	185	36	28	21	—	1,121
Operating leases	329	228	206	186	101	198	1,248
	$ 33,405	$ 36,741	$ 27,759	$ 24,274	$ 23,972	$ 118,425	$ 264,576

Interest on the 6.18% to 7.23% senior notes is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% senior notes matures in various installments beginning April 23, 2004. The Company may prepay the 6.18% to 7.23% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes.

Interest on the 7.89% senior notes is payable on the 15th day of each May and November. Principal of the 7.89% senior notes matures in 7 annual installments beginning May 15, 2004. The Company may prepay the 7.89% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated May 1, 2000 between the Company and the purchasers of the 7.89% senior notes.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock; issuance of the convertible subordinated debentures (converted into shares of common stock in 1994), the senior notes, and a mortgage note; and funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of corporate stores is expected to come from cash generated by operations, existing cash, and additional long-term debt or other securities as circumstances may dictate. Future capital needs are not expected to adversely affect liquidity.

Environmental Compliance—The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,632 USTs, 2,277 are fiberglass and 355 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2003 and 2002, the Company spent approximately $1,138 and $757, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2003, a cumulative total of approximately $6,600 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company had an accrued liability at April 30, 2003 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

The Company accounts for environmental contamination costs in accordance with the Emerging Issues Task Force (EITF) Issue No. 90-8, *Capitalization of Costs to Treat Environmental Contamination.* EITF 90-8 allows these costs to be capitalized if the costs extend the life of the asset and if the costs mitigate or prevent environmental contamination that has yet to occur. The Company applies any refunds received under the reimbursement programs as described in Note 9 to these capitalized costs.

Seasonality of Sales—Sales at Casey's General Stores, Inc. historically have been strongest during the Company's first and second fiscal quarters and have become progressively weaker during its third and fourth quarters. In the warmer months of the year, which comprise the Company's first two fiscal quarters, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions in any quarter, however, may affect corporate store sales in specific regions and may have an adverse impact on net income for that period.

Inflation—The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Management believes inflation has not had a material impact on the operating results of the Company.

Minimum Wage Legislation—
Congressional action to increase the federal minimum wage had an impact on the Company's operating results to the extent the increase in labor expenses could not be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that increases in labor costs can be reflected in prices or that price increases will not diminish customer spending.

Recent Accounting Pronouncements—
The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF), a group responsible for promulgating changes to accounting policies and procedures, has issued an accounting pronouncement, EITF Issue No. 01-9, which addresses the recognition, measurement, and income statement classification for certain sales incentives offered by companies in the form of discounts, coupons, or rebates. Implementation of this accounting pronouncement in the first quarter of fiscal 2003 required the Company to make certain reclassifications between total sales and cost of goods sold in the Company's consolidated statements of income. The implementation of EITF Issue No. 01-9 did not have an effect on reported operating income or net earnings. The Company reclassified certain prior period financial statements for comparability purposes, which had the following impact on total sales and cost of goods sold:

(DOLLARS IN THOUSANDS)

	April 30, 2003	April 30, 2002	April 30, 2001
Sales decrease	$2,994	$2,542	$1,952
Cost of goods sold decrease	$2,994	$2,542	$1,952

EITF Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*, became effective for the Company on January 1, 2003. This issue addresses the appropriate accounting for cash consideration received from a vendor that is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when the related products are sold unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. Historically, the Company has recognized those allowances as they were earned. This accounting treatment was consistent with generally accepted accounting principles. For all contracts entered or modified after January 1, 2003, the Company has recognized prospectively and will continue to recognize vendor allowances in accordance with EITF Issue No. 02-16. Net income for fiscal 2003 was not materially affected by the adoption of EITF Issue No. 02-16.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this adoption to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company implemented the statement on May 1, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In April 2002, the FASB issued SFAS No. 145, *Rescision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* Under Statement No. 4, all gains and losses from extinguishment of debt are required to be aggregated and, if material, classified as an extraordinary item. The Company is required to adopt SFAS No. 145 for fiscal years beginning after June 15, 2002. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also established that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures, if any, as well as the amounts recognized. The provisions of the statement were effective for exit and disposal activities initiated after December 31, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148 in these financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under FASB No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement is primarily effective for contracts entered into or modified after June 30, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify such a financial instrument as a liability when previously it was classified as equity (or an asset in some circumstances).

This statement is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

Forward-looking Statements—This annual report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like *plans, will, anticipates, estimates* and other words of similar meaning. These statements may address, among other things, the Company's strategies for growth, product development, market position, expenditures, and financial results.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statements will be accurate, although the Company believes it has been reasonable in its expectations and assumptions. Investors should realize if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from projections. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.

The Company's annual report on Form 10-K for the year ended April 30, 2003 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider the exhibit to be a complete statement of all potential risks and uncertainties.

Casey's General Stores, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

April 30	**2003**	2002
Assets		
Current assets		
Cash and cash equivalents	**$ 40,544**	$ 18,946
Short-term investments	**—**	10
Receivables	**5,742**	5,127
Inventories (Note 1)	**63,009**	60,498
Prepaid expenses (Note 5)	**4,590**	3,816
Income taxes receivable	**2,989**	9,222
Total current assets	**116,874**	97,619
Other assets	**808**	992
Property and equipment, at cost (Note 2)		
Land	**166,262**	155,794
Buildings and leasehold improvements	**386,552**	366,328
Machinery and equipment	**463,240**	429,012
Leasehold interest in property and equipment (Note 6)	**9,712**	10,446
	1,025,766	961,580
Less accumulated depreciation and amortization	**368,123**	324,936
Net property and equipment	**657,643**	636,644
Total assets	**$ 775,325**	$ 735,255
Liabilities and shareholders' equity		
Current liabilities		
Note payable to bank (Note 2)	**$ —**	$ 5,275
Current maturities of long-term debt (Note 2)	**19,897**	9,648
Accounts payable	**64,880**	69,912
Accrued expenses		
Property taxes	**8,011**	7,470
Other (Note 9)	**24,550**	19,768
Total current liabilities	**117,338**	112,073
Long-term debt, net of current maturities (Note 2)	**162,394**	173,797
Deferred income taxes (Note 5)	**86,871**	75,786
Deferred compensation (Note 7)	**4,484**	4,380
Total liabilities	**371,087**	366,036
Shareholders' equity (Note 3)		
Preferred stock, no par value, none issued	**—**	—
Common stock, no par value, 49,669,112 and 49,623,812 shares issued and outstanding at April 30, 2003 and 2002, respectively	**40,008**	39,562
Retained earnings	**364,230**	329,657
Total shareholders' equity	**404,238**	369,219
Total liabilities and shareholders' equity	**$ 775,325**	$ 735,255

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Des Moines, Iowa
June 11, 2003

Consolidated
STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Years ended April 30,	**2003**	2002	2001
Net sales	**$2,155,606**	$ 2,032,226	$ 1,904,899
Franchise revenue	**2,451**	3,059	3,767
	2,158,057	2,035,285	1,908,666
Cost of goods sold	**1,743,971**	1,658,511	1,558,147
Operating expenses	**290,801**	268,766	241,444
Depreciation and amortization	**47,299**	44,702	41,492
Interest, net (Note 2)	**13,030**	12,756	11,998
	2,095,101	1,984,735	1,853,081
Income before income taxes	**62,956**	50,550	55,585
Provision for income taxes (Note 5)	**23,420**	18,805	20,584
Net income	**$ 39,536**	$ 31,745	$ 35,001
Earnings per common share (Notes 3 and 4)			
Basic	**$ .80**	$ 0.64	$ 0.71
Diluted	**$ .80**	$ 0.64	$ 0.71

Consolidated
STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Common stock	Retained earnings	Total
Balance at April 30, 2000	37,930	270,832	308,762
Net income	—	35,001	35,001
Payment of dividends (7.5 cents per share)	—	(3,710)	(3,710)
Proceeds from exercise of stock options (44,000 shares)	374	—	374
Tax benefits related to nonqualified stock options (Note 3)	49	—	49
Balance at April 30, 2001	$ 38,353	$ 302,123	$ 340,476
Net income	—	31,745	31,745
Payment of dividends (8.5 cents per share)	—	(4,211)	(4,211)
Proceeds from exercise of stock options (129,050 shares)	1,051	—	1,051
Tax benefits related to nonqualified stock options (Note 3)	158	—	158
Balance at April 30, 2002	$ 39,562	$ 329,657	$ 369,219
Net income	—	39,536	39,536
Payment of dividends (10 cents per share)	—	(4,963)	(4,963)
Proceeds from exercise of stock options (45,300 shares)	346	—	346
Tax benefits related to nonqualified stock options (Note 3)	100	—	100
Balance at April 30, 2003	**$ 40,008**	**$ 364,230**	**$ 404,238**

See accompanying Notes to Consolidated Financial Statements.

Consolidated
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

Years ended April 30,	**2003**	2002	2001
Cash flows from operations			
Net income	**$ 39,536**	$ 31,745	$ 35,001
Adjustments to reconcile net income to net cash provided by operations			
Depreciation and amortization	**47,299**	44,702	41,492
Deferred income taxes	**11,085**	12,136	6,000
Changes in assets and liabilities			
Receivables	**(615)**	63	(1,079)
Inventories	**(2,511)**	(8,726)	(10,409)
Prepaid expenses	**(774)**	1,645	284
Accounts payable	**(5,032)**	2,177	6,776
Accrued expenses	**5,323**	2,414	2,876
Income taxes	**6,333**	(5,777)	(5,329)
Other, net	**3,270**	2,711	2,384
Net cash provided by operations	**103,914**	83,090	77,996
Cash flows from investing			
Purchase of property and equipment	**(62,736)**	(97,569)	(81,556)
Purchase of investments	**—**	—	(34,190)
Maturities of investments	**10**	17,862	24,087
Net cash used in investing activities	**(62,726)**	(79,707)	(91,659)
Cash flows from financing			
Proceeds from long-term debt	**—**	—	80,000
Payments of long-term debt	**(9,698)**	(9,510)	(10,010)
Net activity of short-term debt	**(5,275)**	5,275	(45,950)
Proceeds from exercise of stock options	**346**	1,051	374
Payments of cash dividends	**(4,963)**	(4,211)	(3,710)
Net cash (used in) provided by financing activities	**(19,590)**	(7,395)	20,704
Net increase (decrease) in cash and cash equivalents	**21,598**	(4,012)	7,041
Cash and cash equivalents at beginning of year	**18,946**	22,958	15,917
Cash and cash equivalents at end of year	**$ 40,544**	$ 18,946	$ 22,958

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Years ended April 30,	**2003**	2002	2001
Cash paid during the year for			
Interest, net of amount capitalized	**$ 13,331**	$ 13,677	$ 11,982
Income taxes	**6,752**	10,847	19,388
Noncash investing and financing activities			
Property and equipment acquired through installment purchases	**8,545**	365	—
Increase in common stock and increase in income taxes receivable due to tax benefits related to nonqualified stock options (Note 3)	**100**	158	49

See accompanying Notes to Consolidated Financial Statements.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations—Casey's General Stores, Inc. and subsidiaries (the Company) operates 1,345 convenience stores in 9 midwestern states. At April 30, 2003, the Company owned or leased 1,290 of these stores and 55 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2003 were distributed as follows: 61% gasoline, 31% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation—The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents—Cash equivalents consist of money market funds and a treasury note. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Investments—Investments consist of treasury notes and investment-grade bonds. The investments are stated at cost plus accrued interest, which approximates market.

Inventories—Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $17,800 and $17,670 below replacement cost as of April 30, 2003 and 2002, respectively.

Depreciation and amortization—Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes—Excise taxes approximating $328,000, $338,000, and $289,000 collected from customers on retail gasoline sales are included in net sales for 2003, 2002, and 2001, respectively.

Income taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock option plan—The Company has elected the pro forma disclosure alternative of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

Revenue recognition—The Company recognizes retail sales of gasoline, grocery & other merchandise, and prepared food & fountain at the time of sale to the customer. Wholesale sales to franchisees are recognized at the time of delivery to the franchise location. Franchise fees, license fees to franchisees, and rent for franchise façades are recognized monthly when billed to the franchisees. Other maintenance services and transportation charges are recognized at the time the service is provided.

Earnings per common share—Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options outstanding as potential common shares.

Environmental remediation liabilities—The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, *Environmental Remediation Liabilities*. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, *Accounting for Contingencies*, have been met.

Derivative instruments—The Company uses a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost. The Company is at risk for possible changes in the market value for these derivative instruments. It is anticipated that such risk would be mitigated by price changes in the underlying hedged items. Market risks associated with all of the Company's derivative contracts are reviewed regularly by management.

At April 30, 2003, the Company had accumulated net hedging losses before income taxes of $55 on its open options and futures contracts. The amount represented their fair value as determined using various indices and dealer quotes. The Company had net hedging losses before income taxes of $182 at April 30, 2003 on closed options and futures contracts related to hedged transactions occurring in 2003. These derivative contracts are not linked to specific assets or liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and therefore do not qualify for hedge accounting. They are carried at fair value with any changes in fair value recorded as part of cost of goods sold in the income statement.

Stock-based compensation—The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts shown in the table below.

Pro forma net income reflects only options granted in the years ended April 30, 2003, 2002, and 2001.

	2003	2002	2001
Net income, as reported	**$ 39,536**	$ 31,745	$ 35,001
Deducted amount			
Total stock-based employee compensation expense determined by fair-value method for all awards, net of related tax effects	**24**	687	30
Pro forma net income	**$ 39,512**	$ 31,058	$ 34,971
Basic earnings per share			
As reported	**$ 0.80**	$ 0.64	$ 0.71
Pro forma	**$ 0.80**	$ 0.63	0.71
Diluted earnings per share			
As reported	**$ 0.80**	$ 0.64	$ 0.71
Pro forma	**$ 0.80**	$ 0.63	$ 0.71

Recent accounting pronouncements
The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF), a group responsible for promulgating changes to accounting policies and procedures, has issued an accounting pronouncement, EITF Issue No. 01-9, which addresses the recognition, measurement, and income statement classification for certain sales incentives offered by companies in the form of discounts, coupons, or rebates. Implementation of this accounting pronouncement in the first quarter of fiscal 2003 required the Company to make certain reclassifications between total sales and cost of goods sold in the Company's consolidated statements of income. The implementation of EITF Issue No. 01-9 did not have an effect on reported operating income or net earnings. The Company reclassified certain prior period financial statements for comparability purposes, which had the following impact on total sales and cost of goods sold:

(DOLLARS IN THOUSANDS)	April 30, 2003	April 30, 2002	April 30, 2001
Sales decrease	$2,994	$2,542	$1,952
Cost of goods sold decrease	$2,994	$2,542	$1,952

EITF Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,* became effective for the Company on January 1, 2003. This issue addresses the appropriate accounting for cash consideration received from a vendor that is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in the cost of sales when the related products are sold unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. Historically, the Company has recognized those allowances as they were earned. This accounting treatment was consistent with generally accepted accounting principles. For all contracts entered or modified after January 1, 2003, the Company has recognized prospectively and will continue to recognize vendor allowances in accordance with EITF Issue No. 02-16.

Net income for fiscal 2003 was not materially affected by the adoption of EITF Issue No. 02-16.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/ or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this adoption to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company implemented the statement on May 1, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In April 2002, the FASB issued SFAS No. 145, *Rescision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. Under Statement No. 4, all gains and losses from extinguishment of debt are required to be aggregated and, if material, classified as an extraordinary item. The Company is required to adopt SFAS No. 145 for fiscal years beginning after June 15, 2002. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS No. 146, store lease exit costs are accrued when a store is closed. SFAS No. 146 also established that the liability should initially be measured and recorded at fair value. SFAS No. 146 may affect the timing of recognizing future store closures, if any, as well as the amounts recognized. The provisions of the statement were effective for exit and disposal activities initiated after December 31, 2002. There was no material impact on the Company's financial statements as a result of the implementation.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and complies with the disclosure provisions of SFAS No. 123 and SFAS No. 148 in these financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under FASB No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement is primarily effective for contracts entered into or modified after June 30, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify such a financial instrument as a liability when previously it was classified as equity (or an asset in some circumstances).

This statement is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect adoption to have a material effect on its consolidated financial statements.

Reclassifications—Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTE PAYABLE TO BANK, AND LONG-TERM DEBT

The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable—The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

April 30,	**2003**	2002
Capitalized lease obligations discounted at 7.3% to10.8% due in various monthly installments through 2008 (Note 6)	**$ 1,030**	$ 2,113
Mortgage notes payable due in various installments through 2006 with interest at 6.0% to 9.4%	**12,411**	5,882
7.70% senior notes due in 40 quarterly installments beginning in March 1995	**5,250**	8,250
7.38% senior notes due in 21 semi-annual installments beginning in December 2010	**30,000**	30,000
6.55% senior notes due in 5 annual installments beginning in December 1999	**3,600**	7,200
Senior notes due in various installments from 2004 through 2019 with interest at 6.18% to 7.23%	**50,000**	50,000
7.89% senior notes due in 7 annual installments beginning in May 2004	**80,000**	80,000
	182,291	183,445
Less current maturities	**19,897**	9,648
	$ 162,394	$ 173,797

Note payable to bank—The carrying amount approximates fair value due to a variable interest rate on this note. At April 30, 2003, note payable to bank consisted of a $35,000 line of credit with a 2.13% interest rate and no balance owed. At April 30, 2002, there was a balance owed of $5,275, which was due on demand. The interest rate was 2.63% at April 30, 2002.

Long-term debt—The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $221,000 and $222,000, respectively, at April 30, 2003 and 2002.

Interest expense is net of interest income of $238, $876, and $2,554 for the years ended April 30, 2003, 2002, and 2001, respectively. Interest expense in the amount of $236, $596, and $365 was capitalized during the years ended April 30, 2003, 2002, and 2001, respectively.

The table above delineates the Company's long-term debt at carrying value.

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $3,623 and $5,540 at April 30, 2003 and 2002, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $10,200 at April 30, 2003.

Various debt agreements contain certain operating and financial covenants. At April 30, 2003, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2003 and thereafter:

Years ended April 30,	
2004	$ 19,897
2005	25,072
2006	17,769
2007	15,608
2008	16,563
Thereafter	87,382
	$ 182,291

3. PREFERRED AND COMMON STOCK

Preferred stock—The Company has 1,000,000 authorized shares of preferred stock, none of which has been issued.

Common stock—The Company currently has 120,000,000 authorized shares of common stock.

Common share purchase rights—On June 14, 1989, the Board of Directors adopted the Shareholder Rights Plan, providing for the distribution of one common share purchase right for each share of common stock outstanding. The rights generally become exercisable 10 days following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of June 14, 2009 or redemption by the Company.

Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the amended Rights Agreement between the Company and UMB Bank, n.a., which serves as Rights Agent.

Stock option plan—Under the Company's incentive stock option plan, options may be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 1,219,164 shares were available for grant at April 30, 2003, and options for 1,118,850 shares (which expire between 2004 and 2012) were outstanding. The weighted average fair value of the stock options granted during 2003, 2002, and 2001 was $2.90, $3.36, and $3.63 per share, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2003—expected dividend yield of .97%, risk-free interest rate of 1.7%, estimated volatility of 24%, and an expected life of 5.8 years; 2002—expected dividend yield of .87%, risk-free interest rate of 4.2%, estimated volatility of 25%, and an expected life of 5.4 years; 2001—expected dividend yield of .71%, risk-free interest rate of 4.9%, estimated volatility of 25%, and an expected life of 5 years.

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance at April 30, 2000	1,053,450	$ 11.04
Granted	13,000	12.31
Exercised	(44,000)	8.52
Forfeited	(17,000)	14.10
Balance at April 30, 2001	1,005,450	$ 11.12
Granted	325,500	11.59
Exercised	(130,300)	8.06
Forfeited	(27,000)	11.76
Balance at April 30, 2002	1,173,650	$ 11.61
Granted	13,000	12.58
Exercised	(45,300)	7.64
Forfeited	(22,500)	12.77
Balance at April 30, 2003	**1,118,850**	**$ 11.76**

At April 30, 2003, the range of exercise prices was $5.13–$14.94 and the weighted average remaining contractual life of outstanding options was 5.33 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2003 are as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 5.13 - 6.80	65,400	$ 5.48	.82
8.94 - 9.44	31,000	9.03	3.46
10.25 - 10.69	187,000	10.36	2.36
11.20 - 13.07	570,950	11.63	6.51
13.75 - 14.94	264,500	14.89	6.24
	1,118,850		

4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2003, 2002, and 2001 is presented below:

	For the year ended 2003			For the year ended 2002			For the year ended 2001		
	Net earnings (numerator)	Shares (denominator)	Per share amount	Net earnings (numerator)	Shares (denominator)	Per share amount	Net earnings (numerator)	Shares (denominator)	Per share amount
Basic earnings per share									
Net earnings available to common shareholders	**$39,536**	**49,642,966**	**$0.80**	$ 31,745	49,552,612	$ 0.64	$ 35,001	49,474,804	$ 0.71
Effect of stock options	—	**76,935**	—	—	139,682	—	—	149,967	—
Diluted earnings per share	**$39,536**	**49,719,901**	**$0.80**	$ 31,745	49,692,294	$ 0.64	$ 35,001	49,624,771	$ 0.71

5. INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

Years ended April 30,	**2003**	2002	2001
Current tax expense			
Federal	**$ 11,672**	$ 5,588	$ 13,189
State	**1,414**	819	1,480
	13,086	6,407	14,669
Deferred tax expense	**10,334**	12,398	5,915
Total income tax provision	**$ 23,420**	$ 18,805	$ 20,584

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

Years ended April 30,	2003	2002	2001
Deferred tax assets			
Accrued liabilities	**$ 3,686**	$ 2,935	$ 3,197
Deferred compensation	**1,736**	1,708	1,566
Other	**656**	812	687
Total gross deferred tax assets	**$ 6,078**	$ 5,455	$ 5,450
Deferred tax liabilities			
Excess of tax over book depreciation	**(86,921)**	(76,248)	(64,841)
Other	**(2,342)**	(2,058)	(1,062)
Total gross deferred tax liabilities	**(89,263)**	(78,306)	(65,903)
Net deferred tax liability	**$ (83,185)**	$(72,851)	$(60,453)

The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. Management believes future operations will generate sufficient taxable income to realize the deferred tax assets.

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,		
	2003	2002	2001
Income taxes at the statutory rates	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**1.5**	1.1	1.7
Other	**.7**	1.1	.3
	37.2%	37.2%	37.0%

6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

	Asset balances at April 30,	
	2003	2002
Real estate	**$ 6,061**	$ 6,575
Equipment	**3,651**	3,871
	9,712	10,446
Less accumulated amortization	**8,242**	8,031
	$ 1,470	$ 2,415

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2003:

	Years ended at April 30,	
	Capital leases	Operating leases
2004	$ 851	$ 329
2005	185	228
2006	36	206
2007	28	186
2008	21	101
Thereafter	0	198
Total minimum lease payments	$ 1,121	$ 1,248
Less amount representing interest	91	
Present value of net minimum lease payments	$ 1,030	

The total rent expense under operating leases was $905 in 2003, $852 in 2002, and $771 in 2001.

7. BENEFIT PLANS

Employee stock ownership plan—The Company has an employees' stock ownership plan and trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense for the years ended April 30, 2003, 2002, and 2001.

On April 30, 2003, the Company had 5,664 full-time employees and 8,724 part-time employees; approximately 3,900 were participants in the Plan. As of that same date, the Trustee of the Plan held 2,147,437 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan—The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $2,024, $1,949, and $1,725 for the years ended April 30, 2003, 2002, and 2001, respectively.

KSOP—Effective April 30, 2003 the Company merged its employee stock ownership plan with its defined contribution 401(k) plan. The combined plan convers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions.

Supplemental executive retirement plan—The Company has a nonqualified supplemental executive retirement plan (SERP) for 3 of its executive officers, one of whom retired April 30, 2003. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse until the spouse's death or 20 years from the date of the officer's retirement, whichever comes first. The Company is accruing the deferred compensation over the expected term of employment.

8. COMMITMENTS

The Company has entered into employment agreements with 2 of its executive officers. The agreements provide that the 2 officers will receive aggregate base compensation of $780 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

The Company has entered into long-term purchase agreements with some of its suppliers. The range of prices and volume of purchases under the agreements may vary according to the Company's demand for the products and fluctuations in market rates. The Company has commitments to purchase approximately $6,100 of product at set prices through September 2003.

9. CONTINGENCIES

Environmental compliance—The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2003 and 2002 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters—The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other—At April 30, 2003, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $6,200 were issued and outstanding at April 30, 2003 on the insurance company's behalf. The Company also has investments of approximately $1,600 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2003 and 2002, the Company had $8,100 and $7,000, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10. QUARTERLY FINANCIAL DATA

(UNAUDITED)

Year ended April 30, 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Total
Net sales	$ 550,497	$ 548,480	$ 511,948	$ 544,681	$ 2,155,606
Gross profit*	106,588	109,749	97,428	97,870	411,635
Net income	$ 12,191	$ 13,445	$ 6,967	$ 6,933	$ 39,536
Earnings per common share					
Basic	$ 0.25	$ 0.27	$ 0.14	$ 0.14	$ 0.80
Diluted	$ 0.25	$ 0.27	$ 0.14	$ 0.14	$ 0.80
Year ended April 30, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Total
Net sales	$ 573,835	$ 551,985	$ 447,891	$ 458,515	$ 2,032,226
Gross profit*	100,443	100,581	83,741	88,950	373,715
Net income	$ 12,708	$ 12,392	$ 2,269	$ 4,376	$ 31,745
Earnings per common share					
Basic	$ 0.26	$ 0.25	$ 0.05	$ 0.09	$ 0.64
Diluted	$ 0.26	$ 0.25	$ 0.05	$ 0.09	$ 0.64

*Gross profit is given before charge for depreciation and amortization.

COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.7 million shares of common stock outstanding at April 30, 2003 had a market value of $632.5 million. As of that same date, there were 2,986 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 2001	High	Low
1st Quarter	$ 14.81	$ 10.75
2nd Quarter	13.41	10.73
3rd Quarter	14.31	10.91
4th Quarter	15.47	11.00

Calendar 2002	High	Low
1st Quarter	$ 15.39	$ 11.76
2nd Quarter	13.90	11.08
3rd Quarter	12.93	9.86
4th Quarter	13.40	9.71

Calendar 2003	High	Low
1st Quarter	$ 13.03	$ 10.45
2nd Quarter	14.90	11.85

On July 3, 2003, the last reported sales price of the Company's common stock was $14.61 per share. On that same date, the market cap was $725 million.


GRAB A DONUT
Go to Shareholders' Meeting.
DO NOT PASS LAMBERTI ICE & FUEL COMPANY. DO NOT COLLECT $200.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2003 totaled $0.10 per share. The Board of Directors recently approved an increase in the quarterly dividend to $0.035 from $0.025, payable August 15, 2003 to shareholders of record on August 1, 2003. The Board currently expects to award comparable cash dividends on a quarterly basis in the future.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part.

Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Securities Transfer Division
UMB Bank, n.a.
P.O. Box 410064
Kansas City, Missouri 64141

INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021-8045

Corporate information is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 19, 2003 at the corporate headquarters in Ankeny, Iowa.

BOARD OF DIRECTORS


RONALD M. LAMB
CHAIRMAN & CHIEF EXECUTIVE OFFICER
JOHN R. FITZGIBBON*
SELF-EMPLOYEED FINANCIAL AND OPERATIONAL CONSULTANT, DES MOINES
KENNETH H. HAYNIE*
SHAREHOLDER IN THE LAW FIRM OF AHLERS, COONEY, DORWEILER, HAYNIE, SMITH AND ALLBEE, P.C.
JOHN G. HARMON
SECRETARY—TREASURER
DONALD F. LAMBERTI
RETIRED CHAIRMAN OF CASEY'S GENERAL STORES, INC.
PATRICIA CLARE SULLIVAN*
RETIRED CEO & PRESIDENT OF MERCY HEALTH CENTER, CENTRAL IOWA, DES MOINES
JACK P. TAYLOR*
CHAIRMAN & CEO OF TAYLOR CONSTRUCTION GROUP, A GENERAL CONTRACTOR, DES MOINES

* Members of the Audit Committee


CASEY'S
GENERAL STORE

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021-8045